Exhibit 12.1

Colonial Realty Limited Partnership
Ratios of Earnings to Fixed Charges
(all dollar amounts in thousands)

	Three Months Ended	Year Ended December 31,
	March 31, 2004	2003	2002	2001	2000	1999
Earnings:

Pre-tax income before income, loss from equity investees, extraordinary gain or loss, or gains on sale of properties	$13,719	$55,832	$68,004	$69,230	$69,678	$75,814
Amortization of interest capitalized	500	1,700	1,500	1,300	1,100	900
Interest capitalized	(1,533)	(5,576)	(8,064)	(10,608)	(9,553)	(8,664)
Distributed income of equity investees	687	3,744	5,420	2,695	3,968	8,821
Fixed charges	19,149	76,242	76,965	83,326	82,632	67,975

Total earnings	$32,522	$131,942	$143,825	$145,943	$147,825	$144,846

Fixed Charges:
Interest expense	$16,473	$67,555	$65,265	$71,397	$71,855	$57,211
Capitalized interest	1,533	5,576	8,064	10,608	9,553	8,664
Debt costs amortization	1,143	3,111	3,636	1,321	1,224	2,100

Total Fixed Charges	$19,149	$76,242	$76,965	$83,326	$82,632	$67,975

Ratio of Earnings to Fixed Charges	1.7	1.7	1.9	1.8	1.8	2.1